Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

NOMINATION OF NON-EMPLOYEE REPRESENTATIVE SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that on 27 March 2019, the board of supervisors of the Company (the “Board of Supervisors”) considered and approved the proposal in relation to the nomination of Mr. Han Bing as a candidate for the Non-employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company. Such proposal shall be submitted to the shareholders’ general meeting of the Company for consideration and approval. The qualification of Mr. Han Bing as a Supervisor is subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

The biographical details of Mr. Han Bing are set out below:

Mr. Han Bing, born in November 1971, has been serving as the General Manager of the Human Resources Department of the Company since December 2018. He served as the General Manager of the Human Resources Department of China Life Pension Company Limited from March 2016 to December 2018. During the period from 2014 to 2016, he successively served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Ningbo Branch, and the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company. During the period from 2006 to 2014, he served as the Deputy General Manager of the Human Resources Department of the Company. Mr. Han graduated from Beijing College of Economics in 1994, majoring in labour economy with a bachelor’s degree in economics.

Mr. Han Bing will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Board of Supervisors. He is eligible for re-election upon expiry of his term. Mr. Han Bing will not receive any supervisor’s fee from the Company, but will receive corresponding remuneration in accordance with his position in the Company, including salary, bonus and allowance. The remuneration of Mr. Han Bing is determined by reference to the relevant remuneration system of the Company.

Save as disclosed above, Mr. Han Bing has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Han Bing does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Commission File Number 001-31914

Further, there is nothing in respect of the nomination of Mr. Han Bing that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 27 March 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie